Exhibit 99.1

Focus Media Reports Second Quarter 2008 Results

SHANGHAI, China, August 17, 2008 – Focus Media Holding Limited (Nasdaq: FMCN), China’s leading multi- platform digital media company, today announced its unaudited financial results for the second quarter ended June 30, 2008.

Highlights for second quarter 2008:

*	Total revenues grew 106.8% year-over-year and 31.1% quarter-over-quarter to $211.7 million.

*	GAAP net income for the second quarter was $36.1 million or $0.28 per fully diluted ADS.

*	Focus Media provides gross margin, operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense, acquired intangible assets amortization expense and one-time items to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income excluding non-cash share-based compensation expenses, amortization of acquired intangible assets resulting from acquisitions and one-time charges relating to our discontinued operations (non-GAAP) for the second quarter was $57.5 million or $0.44 per fully diluted ADS, exceeding company guidance of $54 million to $55 million.

*	In the second quarter of 2008, digital out-of-home advertising revenue was $135.4 million, up 76.2% year-over-year and 24.4% quarter-over-quarter.

•	Advertising service revenue from our commercial location network, grew 58.9% year-over-year and 29.9% quarter-over-quarter to $81.1 million.

•	Advertising service revenue from our in-store network, including revenues from CGEN Digital Media Company Limited (“CGEN”), was $17.0 million, an increase of 135.0% year-over-year and a slight decrease from $17.3 million in the previous quarter, as we continued to make effort to optimize the combined in-store network coverage during the integration of CGEN acquisition.

•	Advertising service revenue from our in-elevator poster frame network grew 101.2% year-over-year and 27.9% quarter-over-quarter to $37.3 million.

*	Internet advertising revenue was $76.1 million in the second quarter of 2008, up 201.7% year-over-year and 53.6% quarter-over-quarter.

“We saw strong revenue and earnings growth in the second quarter of 2008. As a result of our focus on core businesses, o0ur operating cash flow increased significantly from the previous quarter. Although our business was negatively impacted by the earthquake in May, business conditions rebounded quickly in June. In addition, we expanded our network capacity significantly in the second quarter. For example, the total installed base of digital poster frames exceeded 25,000 units as of June 30, 2008 and is well on its way towards our goal of a 50,000 to 60,000 installation base by the year end,” said Dr. Tan Zhi, CEO of Focus Media. “While we continue to see strong advertising demand from consumer goods advertisers in China, in particular, non-Olympic-sponsor advertisers are increasing their advertising spending in the later half of the year after the Olympic Games. Our large scale and highly effective media coverage of high-end urban consumers in China differentiates us from competition. Our outlook for the remainder of 2008 and 2009 is getting stronger.”

Second Quarter Financial Results

For the second quarter of 2008, Focus Media reported total revenues from continuing operations of $211.7 million, an increase of 106.8% compared to $102.4 million for the second quarter of 2007, and an increase of 31.1% compared to $161.6 million for the first quarter of 2008.

Our total digital out-of-home advertising revenue was $135.4 million in the second quarter of 2008, an increase of 76.2% from $76.9 million in the second quarter of 2007, and a sequential increase of 24.4% from $108.9 million in the first quarter of 2008. In the second quarter of 2008, commercial location advertising revenue was $81.1 million, contributing 59.9% of total digital out-of-home advertising revenue. Advertising service revenue from our in-store network was $17.0 million, or 12.6% of total digital out-of-home advertising revenue. Advertising service revenue from our in-elevator poster frame network placed primarily in the elevators of residential buildings was $37.3 million in the second quarter of 2008, or 27.5% of total digital out-of-home advertising revenue.

As of June 30, 2008, the total installed base of LCD displays and digital frames in our commercial location network was 123,140 nationwide, including 117,440 displays through our directly owned networks, and 5,700 displays through our regional distributors. The total number of displays installed in our in-store network including CGEN was 58,493 as of June 30, 2008, decreasing slightly from 61,420 as of March 31, 2008 due to our continuing effort to optimize the combined in-store network coverage during the integration of CGEN following our acquisition of it. The total number of non-digital frames available for sale on our poster frame network was 250,966 as of June 30, 2008 and in addition, as of June 30, 2008, we had 25,019 digital frames installed in our poster frame network.

Internet advertising service revenue was $76.1 million in the second quarter of 2008, an increase of 201.7% compared to $25.2 million for the second quarter of 2007, and an increase of 53.6% compared to $49.6 million for the first quarter of 2008.

Gross profit for the second quarter of 2008 was $89.4 million, representing an increase of 61.5% compared to $55.3 million in the second quarter of 2007 and a 36.5% increase compared to $65.5 million in the first quarter of 2008. In the second quarter 2008, GAAP gross margin for the company was 42.2%, increasing from 40.5% in the first quarter of 2008. Excluding non-cash share-based compensation expense of $0.4 million and acquisition-related intangible asset amortization expense of $7.2 million in the cost of revenues, gross margin (non-GAAP) was 45.8% in the second quarter of 2008. In the second quarter of 2008, excluding non-cash share-based compensation expense and acquisition-related intangible asset amortization expense, our digital out-of-home gross margin (non-GAAP) improved to 56.4% from 53.5% in the first quarter of 2008, and our Internet advertising gross margin (non-GAAP) improved to 26.9% from 26.3% in the previous quarter.

In the second quarter of 2008, operating expenses totaled $46.1 million, including $3.3 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $10.0 million. Selling and marketing expenses in the second quarter totaled $27.4million, including $3.3 million in acquired intangible asset amortization and $4.6 million in share compensation expense. General and administrative expense in the second quarter was $20.7 million, including $5.4 million in share compensation expense. Our operating margin in the second quarter of 2008 was 20.4% compared to 16.3% in the previous quarter. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, our operating margin (non-GAAP) was 30.3% in the second quarter 2008 compared to 28.2% in the first quarter of 2008.

Total intangible amortization expense in the second quarter of 2008 resulting from historical acquisitions was $10.4 million. Non-cash share-based compensation expense was $10.4 million in the second quarter of 2008. Total income tax expense was $8.8 million. We incurred an additional $0.6 million net expenses relating to the restructuring of our mobile handset advertising business.

Net income for the second quarter of 2008 was $36.1 million. Net income excluding non-cash share-based compensation expense, acquired intangible assets amortization expense resulting from acquisitions and the non-recurring impairment charge resulted from the restructuring of mobile handset advertising business in the second quarter of 2008 (non-GAAP) was $57.5 million, or $0.44 per fully diluted ADS.

Second quarter 2008 operating cash flow was $45.3 million. Our capital expenditure was $29.9 million, mostly for purchase of digital frames and our LED equipments in Beijing Central Business District (CBD) area. In the second quarter of 2008, we incurred $11.7 million in cash outflow, representing the cash held by our wireless subsidiaries upon disposal, which amount has been fully provided in the impairment charges resulting from wireless handset advertising business in the first quarter of 2008. Day sales outstanding (“DSO”) was 124 days in the second quarter. As of June 30, 2008, the company had cash and cash equivalents of $361.5 million.

BUSINESS OUTLOOK

The Company estimates its total revenues for the third quarter of 2008 will range from $225 million to $235 million. Third quarter 2008 net income excluding share-based compensation expenses and amortization of intangible assets resulting from acquisitions (non-GAAP) is expected to be between $70 million and $72 million or $0.53 to $0.54 per fully diluted ADS based on 133 million average total ADS-equivalent-shares outstanding.

ANNOUCEMENTS

Diana Chen, our Chief Operating Officer, has recently left the company due to personal reasons. Diana was responsible for tier-II market development for our commercial locations network and has contributed tremendously to the growth of Focus Media during the last 3 years. Because we have recently appointed several regional managers to manage the operations in the tier-II markets, we will not seek to fill the COO vacancy in the near future.

Focus Media will hold an Investor Day meeting on Friday September 5, 2008 at the New York Marriott Marquis, 1535 Broadway (between 45th and 46th Streets), New York City, to provide general updates on the Company’s business. Presentations by Focus Media’s management team are scheduled to begin at 9:00 a.m. and conclude by approximately 12:00 p.m. New York local time.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation and acquired intangible asset amortization expense resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results in the attached financial information.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except share data)
(Unaudited)

1.	Reconciliation of GAAP gross profit, gross margin to non-GAAP gross profit and gross margin.

	Three months ended June 30, 2008				Three months ended March 31, 2008
	GAAP	(a)	(b)	Non-GAAP	GAAP	(a)	(b)	Non-GAAP
Gross profit
Commercial location network	50,658	420	1,900	52,978	35,240	304	1,962	37,506
In-store network	(1,408)	—	882	(526)	28	—	857	885
In-elevator poster frame network	21,647	—	2,348	23,995	17,533	—	2,348	19,881

Digital out-of-home	70,897	420	5,130	76,447	52,801	304	5,167	58,272

Internet Advertising	18,466	—	2,044	20,510	10,872	—	2,164	13,036
Others	9	—	—	9	1,787	—	—	1,787

Total	89,372	420	7,174	96,966	65,460	304	7,331	73,095

Gross margin
Commercial location network	62.5%	0.5%	2.3%	65.3%	56.4%	0.5%	3.1%	60.1%
In-store network	(8.3%)	0.0%	5.2%	(3.1%)	0.2%	0.0%	5.0%	5.1%
In-elevator poster frame network	58.0%	0.0%	6.3%	64.3%	60.1%	0.0%	8.0%	68.1%

Digital out-of-home	52.3%	0.3%	3.8%	56.4%	48.5%	0.3%	4.7%	53.5%

Internet Advertising	24.3%	0.0%	2.7%	26.9%	21.9%	0.0%	4.4%	26.3%
Others	5.3%	0.0%	0.0%	5.3%	57.8%	0.0%	0.0%	57.8%

Total	42.2%	0.2%	3.4%	45.8%	40.5%	0.2%	4.5%	45.2%

(a)	To adjust share-based compensation expenses

(b)	To adjust amortization of acquisition related intangible assets

2.	Reconciliation of net income, earnings per ADS and operating margin from GAAP to non-GAAP:

	Three months ended			Six months ended
	2008-6-30	2007-6-30	2008-3-31	2008-6-30	2007-6-30
GAAP net income / (loss)
attributable to shareholders	$36,132	$37,715	$(53,810)	$(17,678)	$54,007
Amortization of acquired intangible assets	10,428	2,672	10,680	21,108	4,604
Share-based compensation	10,421	4,919	8,624	19,045	9,436
Net loss from discontinued operations	561	—	79,322	79,883	—

Non-GAAP net income	$57,542	$45,306	$44,816	$102,358	$68,047

GAAP income/(loss) per ADS — basic	$0.29	$0.33	$(0.42)	$(0.14)	$0.48

GAAP income/(loss) per ADS — diluted	$0.28	$0.32	$(0.41)	$(0.13)	$0.47

Non-GAAP income per ADS — basic	$0.45	$0.39	$0.35	$0.80	$0.61

Non-GAAP income per ADS — diluted	$0.44	$0.38	$0.34	$0.78	$0.59

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	128,339,961	115,701,282	128,049,333	128,193,487	112,102,181

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	130,776,141	119,385,064	131,394,654	131,057,713	115,473,182

GAAP income from operations	$43,290	$32,518	$26,310	$69,600	$52,608
Amortization of acquired intangible assets	10,428	2,336	10,680	21,108	4,604
Share-based compensation	10,421	4,919	8,624	19,045	9,436

Non-GAAP income from operations	$64,139	$39,773	$45,614	$109,753	$66,648

Non-GAAP operating margin	30.3%	38.8%	28.2%	29.4%	39.0%

TODAY’S CONFERENCE CALL

The Company will host a conference call to discuss the second quarter 2008 results at 9:00 p.m. U.S. Eastern Standard Time on August 17, 2008 (6:00 p.m. U.S. Pacific Time on August 17, 2008 and 9:00 a.m. Beijing/Hong Kong Time on August 18, 2008). The dial-in details for the live conference call are set forth below: U.S. Toll Free Number +1- 866-270-6057, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-213-8891; Pass code: 41966091.

A replay of the call will be available from August 18, 2008 until August 25, 2008 (US Eastern Standard Time). The dial-in details for the replay are set forth below: U.S. Toll Free Number +1-888-286-8010, International dial-in number +1-617-801-6888; Pass code 74725216. A live and archived web cast of this call will be available on the Focus Media web site at http://ir.focusmedia.cn

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is China’s leading multi- platform digital media company, operating the largest out-of-home advertising network in China using audiovisual digital displays, based on the number of locations and number of flat-panel television displays in our network, and is also a leading provider of mobile handset advertising and Internet marketing solutions in China. Through Focus Media’s multi-platform digital advertising network, the company reaches urban consumers at strategic locations and point-of-interests over a number of media formats, including audiovisual television displays in buildings and stores, advertising poster frames and other new and innovative media, such as outdoor light-emitting diode or LED digital billboard, mobile handset advertising networks and Internet advertising platforms. As of June 30, 2008, Focus Media’s digital out-of-home advertising network had approximately 123,100 LCD display/digital frames in its commercial location network, approximately 58,500 LCD displays in its in-store network and approximately 275,900 advertising in-elevator poster and digital frames, installed in over 90 cities throughout China, and approximately 200 outdoor LED billboard displays in Shanghai. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	2008-6-30	2007-12-31
ASSETS
Current assets
Cash and cash equivalents	$361,515	$450,416
Investment in equity securities and bank notes	48,476	90,145
Accounts receivables, net	321,361	206,102
Inventories	1,891	1,654
Prepaid expenses and other current assets	26,080	58,885
Deposit paid for acquisition of subsidiaries	43,815	40,402
Amount due from related parties	6,057	5,092
Rental deposits	38,524	28,763

Total current assets	$847,719	$881,459
Rental deposits	5,872	5,302
Equipment, net	156,175	95,478
Acquired intangible assets, net	190,609	155,717
Goodwill	1,123,414	943,398
Other long term assets	44,330	58,183

Total assets	$2,368,119	$2,139,537

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable	$97,592	$50,379
Accrued expenses and other current liabilities	206,805	190,313
Income taxes payable	29,462	21,391
Amount due to related parties	22,767	12,977
Deferred tax liabilities	14,966	1,227
Total liabilities of discontinued operations	7,536	—

Total current liabilities	$379,128	$276,287
Deferred tax liabilities	9,807	6,393

Total liabilities	$388,935	$282,680

Minority interests	3,423	1,913
Shareholders’ equity
Ordinary shares	33	32
Additional paid in capital	1,679,870	1,581,580
Retained earnings	219,041	236,718
Accumulated other comprehensive income	76,817	36,614

Total shareholders’ equity	$1,975,761	$1,854,944

Total liabilities and shareholders’ equity	$2,368,119	$2,139,537

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Six months ended
	2008-6-30	2007-6-30	2008-3-31	2008-6-30	2007-6-30
Gross revenues (note 4):
Digital out-of-home:
Commercial locations	$87,110	$55,368	$68,131	$155,241	$90,286
In-store network	18,797	7,998	19,077	37,874	15,324
In-elevator poster frame network	40,763	20,347	31,841	72,604	34,201
Internet advertising	78,858	26,418	51,450	130,308	26,418
Other revenue	171	305	3,090	3,261	686

Total gross revenues	225,699	110,436	173,589	399,288	166,915
Less: Sales taxes	13,956	8,043	12,026	25,982	13,190

Total revenues	211,743	102,393	161,563	373,306	153,725

Cost of revenues (note 5):
Digital out-of-home
Commercial locations	30,456	18,055	27,215	57,671	30,953
In-store network	18,428	5,187	17,243	35,671	10,214
In-elevator poster frame network	15,666	5,265	11,646	27,312	10,011
Internet advertising	57,659	18,405	38,696	96,355	18,405

Total advertising service costs	122,209	46,912	94,800	217,009	69,583
Other costs	162	138	1,303	1,465	303

Total cost of revenues	122,371	47,050	96,103	218,474	69,886

Gross profit	89,372	55,343	65,460	154,832	83,839

Operating expenses:
General and administrative (note 5)	20,702	11,290	18,568	39,270	19,868
Selling and marketing (note 5)	27,392	12,656	22,412	49,804	21,994
Other operating (income)/expenses, net	(2,012)	(1,121)	(1,830)	(3,842)	(2,377)

Total operating expenses	46,082	22,825	39,150	85,232	39,485

Income from operations	43,290	32,518	26,310	69,600	44,354
Interest income, net	1,150	1,934	2,347	3,497	4,650
Other income (expenses), net	2,017	(55)	223	2,240	15

Income before tax and minority interests	46,457	34,397	28,880	75,337	49,019

Income tax expense
- Current	9,647	2,472	5,749	15,396	3,437
- Deferred	(882)	(500)	(713)	(1,595)	(625)

Total income taxes	8,765	1,972	5,036	13,801	2,812

Income before minority interests	37,692	32,425	23,844	61,536	46,207
Minority Interests	999	13	198	1,197	(18)

Net income from continued operations	36,693	32,412	23,646	60,339	46,225

(Net loss)/income from discontinued operations	(616)	5,649	(76,852)	(77,468)	8,256
Income tax	(55)	346	604	549	474

Net income/(loss) from discontinued operations	(561)	5,303	(77,456)	(78,017)	7,782

Net income/(loss) attributed to shareholders	$36,132	$37,715	$(53,810)	$(17,678)	$54,007
Income from continued operations — basic	$0.29	$0.28	$0.18	$0.47	$0.41

Income from continued operations — diluted	$0.28	$0.27	$0.18	$0.46	$0.40

Income from discontinued operations — basic	$(0.00)	$0.05	$(0.60)	$(0.61)	$0.07

Income from discontinued operations — diluted	$(0.00)	$0.05	$(0.60)	$(0.60)	$0.07

Income per ADS — basic	$0.28	$0.33	$(0.42)	$(0.14)	$0.48

Income per ADS — diluted	$0.28	$0.32	$(0.41)	$(0.13)	$0.47

Shares used in calculating basic income per ADS	128,339,961	115,701,282	128,049,333	128,193,487	112,102,181

Shares used in calculating diluted income per ADS	130,776,141	119,385,064	131,394,654	131,057,713	115,473,182

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended		Six months ended
	2008-6-30	2007-6-30	2008-6-30	2007-6-30
Operating activities:
Net income/(loss)	$36,132	$37,715	$(17,678)	$54,007
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Minority interest	999	13	1,197	(18)
Impairment provisions for discontinued operations	(2,267)	—	77,054	—
Bad debt provision	2,018	1,620	3,433	2,416
Share based compensation	10,421	4,919	19,045	9,436
Depreciation and amortization	7,081	4,269	13,563	8,108
Amortization of acquired intangible assets	10,428	2,672	21,109	4,604
Changes in assets and liabilities, net of effects of acquisitions	(19,533)	(21,754)	(64,828)	(21,983)

Net cash provided by operating activities	45,279	29,454	52,895	56,570

Investing activities:
Purchase of equipment and other long term assets	(29,947)	(15,274)	(48,742)	(25,265)
Acquisition of an intangible asset	—	(105)	(1,767)	(105)
Purchase of subsidiaries, net of cash acquired	(19,155)	(4,514)	(104,145)	(56,774)
Disposal of subsidiaries	(11,694)	—	(11,694)	—
Deposits paid to acquire subsidiaries	—	(15,198)	(13,369)	(35,268)
Sales /(purchase) of equity securities and bank notes	82,428	—	44,741	—
Investment in debt securities	—	(18,735)	—	(40,715)

Net cash provided /(used) in investing activities	21,632	(53,826)	(134,976)	(158,127)

Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs	2,843	3,063	7,347	120,258
Proceeds from short-term debts	—	—	370	—
Capital injection from minority shareholders	—	—	214	97
Repayment of short-term debts	(370)	(656)	(30,412)	(3,771)

Net cash provided by/(used in) financing activities	2,473	2,407	(22,481)	116,584

Effect of exchange rate changes	(3,837)	4,994	15,661	7,955

Net (decrease) increase in cash and cash equivalents	65,547	(16,971)	(88,901)	22,982
Cash and cash equivalents, beginning of period	295,968	204,563	450,416	164,610

Cash and cash equivalents, end of period	$361,515	$187,592	$361,515	$187,592

Supplemental disclosure of cash flow information:
Income taxes paid	$7,156	$297	$8,946	$577

Interest paid	$—	$—	$—	$—

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	$71,927	$11,769	$71,927	$166,050
Accounts payable	$17,401	$1,129	$17,401	$1,129

Notes:

Note 1: Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.

Note 2: The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB6.8591 on June 30, 2008 for balance sheet accounts which dominated in RMB.

Note 3: Following the restructuring of our mobile handset advertising business, we have disposed of, or have determined to dispose of, 9 subsidiaries, which were mainly focusing on the push-based mobile advertising business. Each of these subsidiaries represented a component of an entity as defined by SFAS No.144 “Accounting for the impairment or Disposal of Long-lived Assets”. As such, we have classified these subsidiaries as a discontinued operation for all periods presented. Revenue related to discontinued operations was approximately $0.4 million, $10.9 million and $11.3 million for each of the three months ended June 30, 2008, 2007 and March 31, 2008, respectively.

Note 4: Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2008-6-30	2007-6-30	2008-3-31	2008-6-30	2007-6-30
Gross revenues (note 4):
Gross Advertising Service Revenue:
Digital out-of-home:

Commercial locations
- Unrelated parties	$86,452	$55,321	$67,754	$154,206	$87,734
- Related parties	658	47	377	1,035	2,552

Total Commercial Locations	87,110	55,368	68,131	155,241	90,286

In-store Network
- Unrelated parties	18,797	7,998	19,077	37,874	14,009
- Related parties	—	—	—	—	1,315

Total in-store network	18,797	7,998	19,077	37,874	15,324

In-elevator Poster Frame Network
- Unrelated parties	40,763	20,249	31,841	72,604	34,103
- Related parties	—	98	—	—	98

Total In-elevator Poster Frame Network	40,763	20,347	31,841	72,604	34,201

Internet advertising

- Unrelated parties	77,394	26,088	51,079	128,473	26,088
- Related parties	1,464	330	371	1,835	330

Total internet advertising	78,858	26,418	51,450	130,308	26,418

Gross Advertising Services Revenue:	225,528	110,131	170,499	396,027	166,229

Less: Sales taxes:
Digital out-of-home:
Commercial locations:	5,996	4,308	5,676	11,672	7,582
In-store Network	1,777	754	1,806	3,583	1,442
In-elevator Poster Frame Network	3,450	1,799	2,662	6,112	2,984
Internet advertising	2,733	1,182	1,882	4,615	1,182

Total sales taxes:	13,956	8,043	12,026	25,982	13,190

Net Advertising Service Revenue	211,572	102,088	158,473	370,045	153,039

Add: Other revenue:	171	305	3,090	3,261	686

Net revenues:	$211,743	$102,393	$161,563	$373,306	$153,725

Note 5: Share-based compensation expense is comprised of the following (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2008-6-30	2007-6-30	2008-3-31	2008-6-30	2007-6-30
Cost of revenues	$420	$284	$304	$724	$565
Selling and marketing	4,573	2,084	4,577	9,150	4,145
General and administrative	5,428	2,551	3,743	9,171	4,726

Sub-total	$10,421	$4,919	$8,624	$19,045	$9,436

Note 6: The Company has performed a preliminary purchase price allocation on its acquisition of CGEN, which occurred in the first quarter of 2008 based on an internal valuation performed by management. The purchase price allocation will be finalized once management has assessed the pending results of independent third party valuations.

Note 7: Earnings per ADS is based on the new conversion ratio of 1 ADS to 5 ordinary shares, effective as of April 11, 2007. The comparative numbers haven been adjusted to reflect the conversion.

Note 8: The $0.6 million loss from discontinued operations resulting from mobile handset advertising business restructuring includes 1) additional impairment loss of acquired intangibles and goodwill of $6.0 million resulting from our discontinue WAP advertising business; 2) loss from the operation of discontinued business in the second quarter of 2008 amounting to $4.9 million; 3) increase in estimated fair value of the recoverable amount by $2.4million; and 4) reduction in the estimated cost to sell by $ 7.7 million.

Focus Media Holding Ltd.
Reconciliation of GAAP to Non-GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)
(Unaudited)

1.	Reconciliation of GAAP gross profit, gross margin to non-GAAP gross profit and gross margin.

	Three months ended June 30, 2008				Three months ended March 31, 2008
	GAAP	(a)	(b)	Non-GAAP	GAAP	(a)	(b)	Non-GAAP
Gross profit
Commercial location network	50,658	420	1,900	52,978	35,240	304	1,962	37,506
In-store network	(1,408)	—	882	(526)	28	—	857	885
In-elevator poster frame network	21,647	—	2,348	23,995	17,533	—	2,348	19,881
Digital out-of-home	70,897	420	5,130	76,447	52,801	304	5,167	58,272

Internet Advertising	18,466	—	2,044	20,510	10,872	—	2,164	13,036
Others	9	—	—	9	1,787	—	—	1,787
Total	89,372	420	7,174	96,966	65,460	304	7,331	73,095

Gross margin
Commercial location network	62.5%	0.5%	2.3%	65.3%	56.4%	0.5%	3.1%	60.1%
In-store network	(8.3%)	0.0%	5.2%	(3.1%)	0.2%	0.0%	5.0%	5.1%
In-elevator poster frame network	58.0%	0.0%	6.3%	64.3%	60.1%	0.0%	8.0%	68.1%

Digital out-of-home	52.3%	0.3%	3.8%	56.4%	48.5%	0.3%	4.7%	53.5%

Internet Advertising	24.3%	0.0%	2.7%	26.9%	21.9%	0.0%	4.4%	26.3%

Others	5.3%	0.0%	0.0%	5.3%	57.8%	0.0%	0.0%	57.8%

Total	42.2%	0.2%	3.4%	45.8%	40.5%	0.2%	4.5%	45.2%

(c)	To adjust share-based compensation expenses

(d)	To adjust amortization of acquisition related intangible assets

2.	Reconciliation of net income, earnings per ADS and operating margin from GAAP to non-GAAP:

	Three months ended			Six months ended
	2008-6-30	2007-6-30	2008-3-31	2008-6-30	2007-6-30
GAAP net income / (loss)
attributable to shareholders	$36,132	$37,715	$(53,810)	$(17,678)	$54,007
Amortization of acquired intangible assets	10,428	2,672	10,680	21,108	4,604
Share-based compensation	10,421	4,919	8,624	19,045	9,436
Loss from impairment of discontinued operations (Note 8)	561	—	79,322	79,883	—

Non-GAAP net income	$57,542	$45,306	$44,816	102,358	$68,047

GAAP income/(loss) per ADS — basic	$0.28	$0.33	$(0.42)	$(0.14)	$0.48

GAAP income/(loss) per ADS - diluted	$0.28	$0.32	$(0.41)	$(0.13)	$0.47

Non-GAAP income per ADS — basic	$0.45	$0.39	$0.35	$0.80	$0.61

Non-GAAP income per ADS — diluted	$0.44	$0.38	$0.34	$0.78	$0.59

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	128,339,961	115,701,282	128,049,333	128,193,487	112,102,181

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	130,776,141	119,385,064	131,394,654	131,057,713	115,473,182

GAAP income from operations	$43,290	$32,518	$26,310	$69,600	$52,608
Amortization of acquired intangible assets	10,428	2,336	10,680	21,108	4,604
Share-based compensation	10,421	4,919	8,624	19,045	9,436

Non-GAAP income from operations	$64,139	$39,773	$45,614	$109,753	$66,648

Non-GAAP operating margin	30.3%	38.8%	28.2%	29.4%	39.0%